Exhibit 12

WASHINGTON REAL ESTATE INVESTMENT TRUST
Computation of Ratios
(In thousands)

Earnings to fixed charges ratio:

	Three Months Ended December 31,		Year Ended December 31,
	2016		2016		2015		2014		2013		2012
Income (loss) from continuing operations	$5,426		$119,288		$89,187		$5,070		$(193)		$7,768
Additions:
Fixed charges:
Interest expense	11,773		53,126		59,546		59,785		63,573		60,627
Capitalized interest	192		668		658		2,142		1,236		1,688
	11,965		53,794		60,204		61,927		64,809		62,315
Deductions:
Capitalized interest	(192)		(668)		(658)		(2,142)		(1,236)		(1,688)
Net loss (income) attributable to noncontrolling interests	19		51		553		38		—		—
Adjusted earnings	$17,218		$172,465		$149,286		$64,893		$63,380		$68,395
Fixed charges (from above)	$11,965		$53,794		$60,204		$61,927		$64,809		$62,315
Ratio of earnings to fixed charges	1.44	(1)	3.21	(1)	2.48	(1)	1.05	(1)	0.98	(2)	1.10

(1) The earnings to fixed charges ratios for the years ended December 31, 2016, 2015 and 2014 include gains on sale of real estate of $101.7 million, $91.1 million and $0.6 million, respectively, classified as continuing operations. Prior to our adoption of Accounting Standards Update 2014-08 effective January1, 2014, gains from the sale of real estate were classified as discontinued operations.
(2) Due to the loss from continuing operations, the ratio was less than 1:1. Washington REIT must generate additional earnings of $1.4 million to achieve a ratio of 1:1.